RISKIFIED LTD.
220 5TH AVENUE, 2ND FLOOR
NEW YORK, NEW YORK 10001

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VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on August 5, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on August 5, 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V76484-P35211 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

RISKIFIED LTD.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE "FOR" EACH NOMINEE IN PROPOSAL 1 AND "FOR" PROPOSALS 2, 3, 4, 5 AND 6.

1. To re-elect or elect, as applicable, each of Aaron Mankovski, Erez Shachar and David Meredith as Class I directors, to hold office until the close of the Company's annual general meeting of shareholders in 2028, and until their respective successors are duly elected and qualified, or until such earlier time as their offices are vacated in accordance with our Amended and Restated Articles of Association (the "**Articles of Association**") or the Israeli Companies Law, 5759-1999 (the "**Companies Law**");

		For	Against	Abstain
1a.	Aaron Mankovski	☐	☐	☐
1b.	Erez Shachar	☐	☐	☐
1c.	David Meredith	☐	☐	☐

		For	Against	Abstain
2.	To approve the adoption of an amended Compensation Policy for the Company's Executive Officers and Directors, in accordance with the requirements of the Companies Law;	☐	☐	☐
3.	To approve an amendment to the employment terms of Eido Gal, the Company's Chief Executive Officer and Chairperson of the Company's board of directors ("**Board**");	☐	☐	☐
4.	To approve an amendment to the employment terms of Assaf Feldman, the Company's Chief Technology Officer and member of the Board;	☐	☐	☐
5.	To authorize the Company's Chief Executive Officer, Eido Gal, to serve as the Chairperson of the Company's Board; and	☐	☐	☐
6.	To re-appoint Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company's independent public auditors for the year ending December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its Audit Committee) to set the fees to be paid to such auditors.	☐	☐	☐

Note: Such other business as may properly come before the meeting or any adjournment thereof.

Please note: By voting, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you DO NOT have a personal interest in Proposal No. 2 or Proposal No. 5, as applicable, and that you are NOT a controlling shareholder under the Companies Law (an "**Interested Shareholder**"). If you are an Interested Shareholder, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special majority, required for approval and adoption of Proposal No. 2 or Proposal No. 5, as applicable).

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

V76485-P35211 Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement and Annual Report on Form 20-F are available at www.proxyvote.com. RISKIFIED LTD. Annual General Meeting of Shareholders To be held on August 6, 2025 This proxy is solicited by the Board of Directors I, the undersigned shareholder of RISKIFIED LTD. (the "Company"), hereby appoint Eido Gal, Chief Executive Officer, and Eric Treichel, General Counsel of the Company, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize them to represent and to vote, as designated on the reverse side of this ballot, all of the Class A ordinary shares, no par value, and/or Class B ordinary shares, no par value, of RISKIFIED LTD. (the "Shares") that I am entitled to vote as of the close of business on June 17, 2025, at the Annual General Meeting of Shareholders to be held at 4:00 PM (Israel time) on August 6, 2025, at the Company's Tel Aviv office located at 37 Sderot Sha'ul HaMelech St., Tel Aviv-Yafo 6492806, Israel, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Important Note: By executing this proxy card, the undersigned shareholder is confirming that he, she or it does not have a conflict of interest (i.e., the undersigned is not an Interested Shareholder) in the approval of Proposal No. 2 or Proposal No. 5, as applicable, and can be counted towards or against the majority required for approval of such proposals. If you have such a conflict of interest in the approval of Proposal No. 2 or Proposal No. 5, as applicable, please notify the Company’s General Counsel, Mr. Eric Treichel, by email (legal@riskified.com). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence. Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked. (Continued and to be signed on the reverse side)